UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: THE BOARD OF DIRECTORS IN ARGENTINA AND BRAZIL CONFIRMS THE STRATEGIC NATURE OF SOUTH AMERICA

Rio de Janeiro, 25 September 2015

The Telecom Italia Board of Directors, chaired by Giuseppe Recchi, closed today in Rio de Janeiro its plan of works in Argentina and Brazil.

In Buenos Aires the Control and Risk Committee in a joined meeting with the Board of Statutory Auditors took a more in-depth look at the business of Telecom Argentina, its results and investments. More specifically, Telecom Argentina's Chief Executive Officer Elisabetta Ripa confirmed the Group's commitment to the county until the announced sale has been concluded and presented the results for the first six months of the year, booking turnover growth of 19% to 18.5 billion AR$ and EBITDA up 25% to 5.1 billion AR$. The Company's investment plan for this year has been confirmed, worth 5.5 billion AR$ and aimed at strengthening the mobile network and the Company's positioning.

The Strategy Day and formal meeting of the Board of Directors were then held in Rio de Janeiro. During the Strategy Day, a habitual meeting for the Group, both macro-economic matters and aspects linked to the performance of the subsidiary Tim Participações (Tim Brasil) were examined. More specifically, the Board acknowledged the difficult Brazilian economic context, as well as the significant devaluation suffered by the local currency against the euro (-47% on 1 January 2015), whilst Tim Brasil's Chief Executive Officer Rodrigo Abreu confirmed the investments plan of more than 14 billion reais for the three years 2015-2017. The future economic scenarios and prospects of the Group in such a strategic country, where Telecom Italia aims to consolidate its long-term presence, were then analysed.

During the days, the members of the Board of Directors and of the Board of Statutory Auditors, the Chairman Giuseppe Recchi and the Chief Executive Officer Marco Patuano also met with Brazilian authorities.

The formal meeting of the Board of Directors, held today, finally gave mandate to CEO Marco Patuano to explore potential opportunities to enhance the subsidiary Inwit S.p.A..

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital € 10,732,844,367.85 fully paid up                                                              certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

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Umberto Pandolfi

Company Manager